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   VAN KAMPEN STRATEGIC SECTOR MUNICIPAL TRUST - SERIES A CUSIP - 920-943-206
   VAN KAMPEN STRATEGIC SECTOR MUNICIPAL TRUST - SERIES B CUSIP - 920-943-305

                        NOTICE OF PROPOSED REORGANIZATION


                  NOTICE IS HEREBY GIVEN that VAN KAMPEN STRATEGIC SECTOR MUNICIPAL TRUST ("Strategic Sector Municipal Trust") is scheduled to reorganize into VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST (the "Acquiring Fund") after the close of business on October 7, 2005.

                  The Acquiring Fund currently has two series of remarketed preferred shares ("RP"). After the reorganization is completed, the Acquiring Fund will have four series of RP: (i) the Acquiring Fund's existing RP will comprise Series A RP and Series B RP and (ii) the Acquiring Fund will issue two new series of RP ("Acquiring Fund Series C RP" and "Acquiring Fund Series D RP") in exchange for Strategic Sector Municipal Trust's existing auction preferred shares ("APS") ("Strategic Sector Municipal Trust Series A APS" and "Strategic Sector Municipal Trust Series B APS"). The number of days in the regular dividend period for Acquiring Fund Series C RP and Acquiring Fund Series D RP will remain the same as the existing Strategic Sector Municipal Trust Series A APS and Strategic Sector Municipal Trust Series B APS, respectively (i.e., a remarketing for Acquiring Fund Series C RP and Acquiring Fund Series D RP will occur every 28 days, unless the Acquiring Fund declares a special dividend period).

                  The previous auction for Strategic Sector Municipal Trust Series A APS occurred on September 22, 2005. On October 7, 2005, holders of Strategic Sector Municipal Trust Series A APS will receive i) a dividend representing the fifteen day period from September 23, 2005 through October 7, 2005 and ii) one Acquiring Fund Series C RP in exchange for each share of Strategic Sector Municipal Trust Series A APS. The initial dividend rate for the Acquiring Fund Series C RP will be the rate as determined at the September 22, 2005 auction for Strategic Sector Municipal Trust Series A APS, and this rate will continue until the next regularly scheduled remarketing for Acquiring Fund Series C RP, which is expected to be on October 20, 2005 (i.e., 28 days after September 22, 2005).

                  The previous auction for Strategic Sector Municipal Trust Series B APS occurred on September 23, 2005. On October 7, 2005, holders of Strategic Sector Municipal Trust Series B APS will receive i) a dividend representing the twelve day period from September 26, 2005 through October 7, 2005 and ii) one Acquiring Fund Series D RP in exchange for each share of Strategic Sector Municipal Trust Series B APS. The initial dividend rate for the Acquiring Fund Series D RP will be the rate as determined at the September 23, 2005 auction for Strategic Sector Municipal Trust Series B APS, and this rate will continue until the next regularly scheduled remarketing for Acquiring Fund Series D RP, which is expected to be on October 21, 2005 (i.e., 28 days after September 23, 2005).

                  The foregoing does not constitute an offer of any securities for sale. The proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the Securities and Exchange Commission's web site at www.sec.gov.



                                       VAN KAMPEN STRATEGIC SECTOR MUNICIPAL
                                       TRUST


Dated:  September 30, 2005             By: /s/ PHILLIP G. GOFF
                                         ---------------------
                                           Phillip G. Goff
                                           Chief Financial Officer and Treasurer